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SECURITIES A
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17006185

ANNUAL

FORM X-17A-5
~~PART III~~

OMB APPROVAL	
B Number:	3235-0123
ires:	May 31, 2017
nated average burden	
hours per response	12.00

SEC FILE NUMBER
8-48255

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wirth **(312) 935-0123**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, James P. Selway III and Kevin B. Wirth, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures, Inc.), as of December 31, 2016, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

James P. Selway III
Chief Executive Officer

Kevin B. Wirth
Director/FINOP

Notary Public

Tameka D. Franklin
Notary Public
State of New York
No. 01FR6347454
Qualified in Queens County
My Commission Expires: 09-06-2020

ITG DERIVATIVES LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures, Inc.) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 28, 2017

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	1,826,998
Cash restricted or segregated		100,000
Receivables from broker-dealers, net		1,105,446
Receivables from non broker-dealers, net		49,274
Due from affiliates		42,675
Premises and equipment, net		18,803
Intangibles (net of accumulated amortization of $3,833,137)		566,863
Other assets		78,201
Total assets	$	3,788,260

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	678,242
Accrued compensation and benefits		82,226
Payables to broker-dealers		16,693
Due to affiliates		258,878
Total liabilities		1,036,039
Member's equity		2,752,221
Total liabilities and member's equity	$	3,788,260

See accompanying notes to Statement of Financial Condition.

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that is a wholly-owned single-member subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Financial Statement and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. However, the Company may at times receive cash from customers that may not be identified and as such has set up a segregated account to separate those funds. As of December 31, 2016, the Company has $100,000 held in a segregated account.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities Transactions

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables.

Receivables from non-broker dealers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through other clearing brokers.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2016, cash on the Statement of Financial Condition is $1,826,998.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables and payables are carried at market value.

Intangibles

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant and Equipment.* If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Premises and Equipment

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment, net on the Statement of Financial Condition were net of accumulated depreciation and amortization of $3,400,807 at December 31, 2016.

Capitalized Software

Software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the three years beginning when the product is available for general release to customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Financial Statements. However, if the Company were to report income taxes a net deferred tax asset of $2,945,056 primarily relating to intangible amortization expense.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of greater than 12 months while leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a financing or operating lease. The standard requires disclosures enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The disclosures also require both qualitative and quantitative information to supplement the amounts recorded in the financial statements. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the new guidance and has not yet determined the impact of adoption on its financial statements.

(3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2016.

	Receivables from	Payables to
Broker-dealers	$ 659,968	$ 16,693
Clearing organizations	447,784	-
Allowance for doubtful accounts	(2,306)	-
Total	$ 1,105,446	$ 16,693

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables.

(4) Receivables from and Payables to Non Broker-Dealers

The following is a summary of receivables from and payables to non broker-dealers as of December 31, 2016.

	Receivables from	Payables to
Non broker-dealers	$ 49,274	$ -
Allowance for doubtful accounts	-	-
Total	$ 49,274	$ -

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables.

(5) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment.* If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(6) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2016.

Accrued transaction processing	$	291,151
Accrued telecommunications & data processing		95,588
Accrued rent and occupancy		94,643
Accrued accounting and tax services		60,000
Accrued consulting		10,000
Other		126,860
Total	$	678,242

(7) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective January 23, 2017. In October 2008, the Compensation Committee of the Parents' Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan, last amended and restated on January 23, 2017, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA").

Under the VCSUA Plan, the Parent is permitted to grant performance-based stock options and restricted awards, in addition to time-based option and restricted awards to employees. The Parent did not grant any awards during 2016.

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $265,000 during 2016. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provides Company employees the opportunity to purchase Parent Company common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(8) Related Party Transactions

Pursuant to a services agreement with ITG Inc., the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to internal accounting, payroll, legal and other miscellaneous services.

Pursuant to a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the operation of a production data center and manages the disaster recovery services contract.

Pursuant to services agreements with ITG Inc. in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements with Software Solutions, Inc. ("SSI") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

During the year ended December 31, 2016, the Company generated revenue for executing equity option transactions from clients that were introduced by ITG Inc.

The Company executes equity option transactions on behalf of customers of ITG Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. ("ITGC") and its customers.

In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2016.

(9) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by ITG. The lease is scheduled to expire on October 31, 2017, with the lease being charged back to the Company.

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material adverse effect on the Company's financial position or future results of operations.

(10) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Financial Statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers, net and receivables from non broker-dealer, net. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(11) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness. On August 2, 2016, the Company was approved as an introducing broker, resulting in a reduction of its minimum net capital requirement from $1.0 million to $100,000.

At December 31, 2016, the Company had net capital of $1,217,174, which was $1,117,174 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Member
ITG Derivatives, LLC:

In planning and performing our audit of the financial statements of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures Inc.), as of and for the year ended December 31, 2016, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2017